# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Barfresh Food Group Inc., CIK 0001487197
CUSIP: 067532200
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 3600 Wilshire Blvd., Suite 1720, Los Angeles, California (CA), 90010
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001781002-21-000027
Filed by CIK 0001781002

## Reporting persons
- Bleichroeder LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 1,633,083; shared voting power 0; sole dispositive power 1,633,083; shared dispositive power 0; aggregate amount beneficially owned 1,633,083 (9.99% of the class)
- Bleichroeder Holdings LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 1,633,083; shared voting power 0; sole dispositive power 1,633,083; shared dispositive power 0; aggregate amount beneficially owned 1,633,083 (9.99% of the class)
- Andrew Gundlach: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 1,633,083; shared voting power 0; sole dispositive power 1,633,083; shared dispositive power 0; aggregate amount beneficially owned 1,633,083 (9.99% of the class)

## Item 1. Issuer
Name of issuer: Barfresh Food Group Inc.
Address of issuer's principal executive offices: 12100 WILSHIRE BOULEVARD, 8TH FLOOR, LOS ANGELES, CA, 90025

## Item 2. Person Filing
Name of person filing:
Bleichroeder Holdings LLC
Bleichroeder LP
Andrew Gundlach
Address of principal business office or, if none, residence:
1345 Avenue of the Americas, 47th Floor
New York, NY 10105
Citizenship:
Bleichroeder Holdings LLC and Bleichroeder LP: Delaware, USA
Andrew Gundlach: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: See cover page.
Percent of class: See cover page.
Sole power to vote or to direct the vote: See cover page.
Shared power to vote or to direct the vote: See cover page.
Sole power to dispose or to direct the disposition: See cover page.
Shared power to dispose or to direct the disposition: See cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
Bleichroeder LP ("Bleichroeder"), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is deemed to be the beneficial owner of 1,633,083 shares, or 9.99%, of the common stock (the "Common Stock") of Barfresh Food Group, Inc. (the "Issuer") reported as outstanding. The 1,633,083 shares include 1,390,758 shares of Common Stock and 242,325 shares of Common Stock issuable upon exercise of warrants. In accordance with the Warrant Agreement, exercise of the warrants is subject to a Beneficial Ownership Limitation (as defined in the agreement) of 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon exercise. Bleichroeder is the beneficial owner of Common Stock, warrants with a 9.99% limitation on the exercise of such warrants, and convertible debt with a 9.99% limit on the conversion of such debt.
If there was no 9.99% limitation on the exercise of such warrants nor a 9.99% limitation on conversion of such debt, Bleichroeder would be deemed to be the beneficial owner of 2,048,086 shares of Common Stock, consisting of 1,390,758 shares of Common Stock, 312,500 shares of Common Stock issuable upon exercise of the warrants, and 344,500 shares of Common Stock issuable upon conversion of debt, representing approximately 12.22% of the Issuer's outstanding shares of Common Stock. Clients of Bleichroeder have the right to receive and the ultimate power to direct the receipt of dividends from, or the proceeds of the sale of, such securities.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit 99.1

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Agreement of the Reporting Persons

## Signatures
- Bleichroeder LP: Andrew Gundlach, President and CEO (05/14/2026)
- Bleichroeder Holdings LLC: Andrew Gundlach, President and CEO (05/14/2026)
- Andrew Gundlach: Andrew Gundlach, President and CEO (05/14/2026)